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SECURITI 12010856 IISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-67146

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

HSH N FINANCIAL SECURITIES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue
(No. and Street)

New York	NY	10169
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Seth Gerber (212) 407 - 6132
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name — if individual, state last, first, middle name)

100 Park Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2A

OATH OR AFFIRMATION

I, Charles Lansdown_______, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HSH N Financial Securities LLC, as of December 31, 2011 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Charles J. Lansdown
President & Chief Executive Officer
HSH N Financial Securities LLC

Monica Kleinertz
Notary Public

Monica Kleinertz
Notary Public, State of New York
No. 01KL6143927
Qualified in Nassau County
Certificate Filed in New York County
Commission Expires April 24, 2014

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.
- ☒ (o) Independent Auditors' Report on internal control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BDO

Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

Independent Auditors' Report

The Member
HSH N Financial Securities LLC
New York, New York

We have audited the accompanying statement of financial condition of HSH N Financial Securities LLC ("Company") as of December 31, 2011, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of HSH N Financial Securities LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

BDO USA, LLP

February 21, 2012

HSH N Financial Securities LLC

Statement of Financial Condition

December 31, 2011	
Assets	
Cash and cash equivalents	$4,277,619
Prepaid expenses	8,739
Interest receivable	2,087
	$4,288,445
Liabilities and Member's Equity	
Liabilities:	
Due to affiliate	$ 56,466
Accounts payable	58,485
Member's Equity	4,173,494
	$4,288,445

See accompanying notes to statement of financial condition.

1. Business

HSH N Financial Securities LLC ("Company") is a Delaware limited liability company, whose sole member is HSH Nordbank AG, Cayman Islands Branch ("Member"). The Company provides investment banking services to its customers. The Company is relying on its Member for continued financial support.

The Company is registered as a broker-dealer under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(i) of the Rule.

2. Summary of Significant Accounting Policies

Basis of Presentation

The statement of financial condition has been presented in United States ("U.S.") dollars in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents

The Company considers all highly liquid investments, with maturities of ninety days or less when purchased that are not held for sale in the ordinary course of business, as cash equivalents.

Customer Transactions

The Company engages in investment banking activities with its customers. In the event a customer does not fulfill its obligation, the Company may be exposed to credit risk.

The Company monitors its exposure to credit risk.

Fair Value Measurement

Investments in all financial instruments are measured at fair value.

The fair values of the Company's assets and liabilities, which qualify as financial instruments under U.S. GAAP, approximate the carrying amounts presented in the statement of financial condition because of the short maturity of those instruments.

Use of Estimates

The preparation of a statement of financial condition in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates and those differences could be material.

Income Taxes

The Company applies the provisions of ASC 740, "Income Taxes," which clarifies the accounting for and reporting of income tax uncertainties, and requires additional disclosures related to uncertain income tax positions. ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 requires that the Company determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the Company presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information.

The Company is a single member limited liability company which is treated as a disregarded entity for U.S. tax purposes. As such, the Company does not file its own tax returns but includes net income/loss in the tax returns of its Member. There were no current or deferred income taxes as of December 31, 2011.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentration of credit risk consist of temporary cash investments. The Company places its temporary cash investments with high credit quality financial institutions and limits the amount of credit exposure to any one financial institution. Certain cash and cash equivalents are maintained at U.S. insured depository financial institutions and, at times, balances may exceed Federally insured limits. The Company has never experienced any losses related to these balances. All of its U.S. noninterest-bearing cash balances were fully insured at December 31, 2011 due to a temporary Federal program in effect from December 31, 2010 through December 31, 2012. Under the program, there is no limit to the amount of insurance for eligible accounts. Beginning 2013, insurance coverage will revert to $250,000 per depositor at each financial institution, and the Company's noninterest-bearing cash balances may again exceed Federally insured limits. The Company also maintains a time deposit with the Member, a foreign financial institution. This time deposit, which is not insured, was $3,414,950 at December 31, 2011.

3. Clearing Agreement

The Company is self-clearing and has a clearing arrangement with a bank to clear any trades and custody assets. The bank has custody of the Company's cash balance.

The cash position serves as collateral for any amounts due to the bank. The cash position also serves as collateral for potential defaults of the Company's customers which are carried on the books and records of the Company.

The Company is subject to credit risk to the extent that the bank may be unable to fulfill its obligations to repay amounts owed to the Company.

4. Related Party Transactions

Pursuant to a management service agreement (the "Agreement") with the parent of the Member, the Company will receive various services from an affiliate of the Member's parent (the "Affiliate"). The Agreement is for a period of twelve months and is extended for successive one-year periods unless cancelled by either party, upon 30 days' written notice. These services include paying salary and occupancy expenses incurred by the Company for which the Company pays the Affiliate a management fee, as defined in the Agreement. As of December 31, 2011, the Company had remaining balances of $41,519 related to such expenses with the Affiliate and $14,947 related to professional and other fees paid by the Affiliate on behalf of the Company.

5. Regulatory Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2011, the Company had regulatory net capital of $747,718 and a minimum regulatory net capital requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2011 was .15 to 1.

6. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's statement of financial condition through February 21, 2012, the date the statement of financial condition was available to be issued. Management has determined that there are no material events that would require disclosure in the Company's statement of financial condition.

BDO

Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

The Member
HSH N Financial Securities, LLC
New York, New York

In planning and performing our audit of the financial statements of HSH N Financial Securities LLC (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

BDO

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO USA, LLP

Certified Public Accountants

New York, New York

February 21, 2012

HSH N Financial Securities LLC

Statement of Financial Condition
December 31, 2011

FILED PURSUANT TO RULE 17a-5(e)(3) AS A PUBLIC DOCUMENT.

The report accompanying these financial statements was issued by BDO USA, LLP, a Delaware limited liability partnership and the U.S. member of BDO International Limited, a UK company limited by guarantee.

BDO

HSH N Financial Securities LLC

Statement of Financial Condition
December 31, 2011

FILED PURSUANT TO RULE 17a-5(e)(3) AS A PUBLIC DOCUMENT.

HSH N Financial Securities LLC

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